SEA OTTER SECURITIES GROUP, L.L.C.
STATEMENT OF FINANCIAL CONDITION
For the Period July 27, 2015 (commencment of operations) through December 31, 2015

ASSETS

Cash	$	385,849
Due from broker		9,503,299
Securities owned at fair value		2,618,765
Prepaid expenses		56,555
Property, plant, and equipment, net of depreciation		30,064
Clearing deposit		50,000
Total assets	$	12,644,532

LIABILITIES AND MEMBERS EQUITY

Securities sold not yet purchased	$	6,045,521
Accounts Payable		5,051
Total liabilities		6,050,572
Members' equity		6,593,960
	$	12,644,532

See Accompanying Notes to Financial Statements

Confidential Pursuant to SEC Rule 17a5(e)(3)